Shanda Games Limited Has Filed Amendment No. 3 to the Registration Statement for an Initial Public Offering of American Depositary Shares

Shanda Games Limited (“Shanda Games”), a wholly-owned subsidiary of Shanda Interactive Entertainment Limited (“Shanda Interactive”), has filed on September 23, 2009 Amendment No. 3 to the registration statement with the U.S. Securities and Exchange Commission for an initial public offering of American Depositary Shares (“ADSs”).  Each ADS represents two Class A ordinary shares, par value US$0.01 per share, of Shanda Games.  As stated in the filing, the number of ADSs offered by the selling shareholder, Shanda Interactive Entertainment Limited, has been increased from 50,000,000 ADSs to 70,456,500 ADSs (or 82,981,500 if over-allotment is exercised in full).  Shanda Games is offering 13,043,500 ADSs.  As a result, the total number of ADSs offered by both Shanda Games and Shanda Interactive, the selling shareholder, has been increased from 63,043,500 ADSs (or 72,500,025 if over-allotment is exercised in full) to 83,500,000 ADSs (or 96,025,000 if over-allotment is exercised in full), representing an increase of 32.45%.  Assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs, upon the completion of the offering, Shanda Interactive will hold 409,087,000 Class B ordinary shares, or 71.01% of the combined total of outstanding Class A and Class B ordinary shares (representing 96.08% of the total voting rights) in Shanda Games.